UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SUBMITTED HEREWITH

Exhibits

99.1	Serono Media Release dated January 9, 2006

99.2	Serono Media Release dated December 15, 2005

99.3	Serono Media Release dated November 9, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	January 23, 2006	By:	/s/ STUART GRANT
Name: Stuart Grant
Title: Chief Financial Officer